March 10, 2014

Via EDGAR and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jan Woo, Joyce Sweeney, Edwin Kim, Patrick Gilmore

Re:	Paycom Software, Inc.
Amendment No. 2 to Confidential Draft Registration Statement on Form S-1
Submitted February 14, 2014
CIK No. 0001590955

Ladies and Gentlemen:

On behalf of our client, Paycom Software, Inc. (the “Company”), we submit this letter in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its comment letter dated February 28, 2014 (the “Comment Letter”), relating to the Company’s above-referenced Amendment No. 2 to the Confidential Draft Registration Statement on Form S-1, confidentially submitted to the Commission on February 14, 2014 (the “Registration Statement”).

We are concurrently publicly filing via EDGAR this letter and a revised Registration Statement. For the Staff’s reference, we are supplementally providing to the Staff by overnight delivery, copies of this letter, a clean copy of the revised Registration Statement, and a copy marked to show all changes from the version that was confidentially submitted on February 14, 2014.

We have reviewed the Comment Letter with the Company and the Company’s auditors and the following are the Company’s responses to the Comment Letter. For the Staff’s convenience, each of the comments contained in the Comment Letter have been restated below in their entirety, with the Company’s response thereto set forth immediately under such comment. Except for page references appearing in the headings and the Staff’s comments below (which refer to the Registration Statement submitted on February 14, 2014), all page references herein correspond to the pages of the revised Registration Statement.

Securities and Exchange Commission

March 10, 2014

The Reorganization, page 30

1.	We note your revised description of your January 2014 reorganization on page 30. Your contribution agreement submitted as Exhibit 2.7 references a cash payment provision made in connection with your outstanding Notes. Please tell us what consideration you have given to providing disclosure regarding any cash payments and any impact on your 14% 2017 Note dated April 3, 2012 which you assumed as part of the reorganization.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has not made any cash payments pursuant to the Contribution Agreement filed as Exhibit 2.7 (the “Contribution Agreement”), including any cash payments prior to or in connection with the Reorganization. In addition, the Company advises the Staff that (i) it expects to repay the 2017 Note from the proceeds of this offering, (ii) it expects to make a cash payment on behalf of Welsh, Carson, Anderson & Stowe X, L.P. (“WCAS X”) and WCAS Management Corporation (“WCASM”) to Rich Aiello and Bob Levenson and certain of their affiliated entities from the proceeds of this offering pursuant to the Contribution Agreement, and (iii) any cash payments made pursuant to the Contribution Agreement will be deemed to have been paid to WCAS X and WCASM. Any cash payments made by the Company pursuant to the Contribution Agreement will reduce the amounts required to be paid to WCAS X and WCASM with respect to the 2017 Note. In response to the Staff’s comment, the Company has included additional disclosure regarding the estimated amount of potential cash payments pursuant to the Contribution Agreement as a result of the consummation of this offering on pages 32 and 101 of the revised Registration Statement.

Business, page 64

2.	We note your response to prior comment 7 that the company is unable to accurately provide additional qualitative or quantitative disclosure of the percentages of revenue that are attributable to each of the company’s categories of applications, other than revenues derived from payroll processing, because the company’s revenues are not separately tracked across these categories of applications. Please consider including in the prospectus the information in your response letter about the limitations of your ability to track revenues across categories of applications. Also, disclose in the prospectus that the company’s payroll application is the foundation of its solution and all of its clients are required to purchase the company’s payroll processing application prior to expanding into the company’s other applications.

Securities and Exchange Commission

March 10, 2014

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has included disclosure regarding its inability to track revenues across various categories of applications on page 66 of the revised Registration Statement. The Company further advises the Staff that it previously included disclosure regarding the requirement for all clients to purchase the payroll application on page 71 of the Registration Statement. In response to the Staff’s comment, the Company has further revised the Registration Statement to include similar disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 48 of the revised Registration Statement.

Paycom Payroll Holdings, LLC and Subsidiaries Condensed Consolidated Financial Statements

Note 5. Long-Term Debt, page F-17

3.	We note your revised disclosure on pages 54 and 55 in response to prior comment 5 indicating that the letter of waiver for the Consolidated and Construction Loans remains in effect through June 30, 2014. This disclosure is not consistent with your financial statement footnote disclosure on pages F-18 and F-36 indicating that the waivers are in effect through December 31, 2013. Please revise to reconcile these inconsistencies.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see the disclosure on pages 56, 57 and F-20 of the revised Registration Statement.

Condensed Consolidated Statements of Operations, page F-29

4.	We note the unaudited Pro Forma Condensed Consolidated Statements of Operations for the nine months ended September 30, 2013 on page 42 presents pro forma net income per share which is a material reduction from your historical net income per share. Please tell us what consideration was given to disclosing pro forma net income per share on the face of your Condensed Consolidated Statements of Operations and including footnote disclosure to support your calculation.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see the disclosure on pages F-8, F-23, F-24 and F-25 of the revised Registration Statement.

Note 11. Commitments and Contingencies, page F-42

5.	We note your response to prior comment 9 stating that it is too preliminary to make a reasonable estimate of the potential amount of the contingency. Please tell us whether you believe there is at least a reasonable possibility that a loss may have been incurred.

Securities and Exchange Commission

March 10, 2014

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to include disclosure about the contingency in the notes to the consolidated financial statements. Please see the disclosure on pages F-4 and F-30 of the revised Registration Statement.

Please direct any questions or comments concerning this response or the revised Registration Statement to the undersigned at (214) 651-5645.

Sincerely,

/s/ Gregory R. Samuel
Gregory R. Samuel, Esq. Haynes and Boone, LLP 2323 Victory Avenue, Suite 700 Dallas, Texas 75219 Tel: (214) 651-5645 Fax: (214) 200-0577

cc:	Chad Richison, Paycom Software, Inc.
Craig Boelte, Paycom Software, Inc.

Ryan R. Cox, Haynes and Boone, LLP
Michael E. Dill, Haynes and Boone, LLP

Barbara L. Becker, Gibson, Dunn & Crutcher LLP
Edwin O’Connor, Gibson, Dunn & Crutcher LLP

Christian O. Nagler, Kirkland & Ellis LLP
Lee Barnard, Kirkland & Ellis LLP